

January 24, 2024

Bill Chen
Chief Executive Officer
LBBB Merger Corp.
667 Madison Avenue
New York, NY 10065

> **Re: LBBB Merger Corp.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed January 19, 2024**
> **File No. 333-268343**

Dear Bill Chen:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-4

General

1. We note based on page F-28 that on October 23, 2023 you entered into a merchant cash advance agreement with a "factory" company. Please clarify if the company is a manufacturing company or a finance / "factoring" company. Also, please expand your MD&A to disclose the October 23, 2023 cash advance and October 30, 2023 loan agreement, the interest rates charged, and their impact on future results of operations. Disclose all events and transactions up to the date of the filing in your MD&A.

       Please contact Joseph Kempf at 202-551-3352 or Inessa Kessman at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso